HEAD OFFICE

RECEIVED MAR 2 1 2005 SEC MAIL PROCESSING WASH. D.C. 202 SECTION

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

05006733

SUPPL

March 16, 2005

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

The following announcement was made by Garanti Bank's majority shareholder Doğuş Holding A.Ş.:

As indicated in the disclosure previously issued by our Company on November 9, 2004, in accordance with the right of the purchase option granted to HBK Master Fund ("HBK") on shares of T. Garanti Bankası A.Ş. ("Garanti Bank") and shares of Tansaş Mağazacılık Ticaret Perakendecilik A.Ş. ("Tansaş"), USD 25,000,000 worth of Tansaş shares (share price determined as of the transaction date of 11.12.2004 and indicated in the disclosure on the same date) that were delivered to HBK under the "Securities Lending Agreement" on 11.12.2004 have been returned to our Company and have been replaced with Garanti Bank shares (Garanti Bank shares with a total nominal value of 8,801,000,000,000 TL, where share price was determined as of the transaction date of 11.12.2004 and indicated in the disclosure on the same date) that are freely tradeable.

Within the terms and conditions as outlined in the disclosures made on 11.9.2004 and 11.12.2004, the right of the purchase option granted to HBK on Garanti Bank and Tansaş shares is still valid and has not yet been exercised.

Yours sincerely,

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

Hale TUNABOYLU
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development & Investor Relations

3/23

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

March 14, 2005

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

It has been decided that the Ordinary General Shareholders' meeting of Garanti Bank will be held on April 4, 2005, at 14:30 at Levent, Nispetiye Mahallesi, Aytar Caddesi No:2, Besiktas - Istanbul to discuss the following agenda:

AGENDA

1. The opening, the formation of the Board of Presidency,
2. Authorization of the Board of Presidency for the execution of the minutes of the Ordinary General Shareholders' Meeting,
3. The reading and discussion of Board of Directors' Annual Report and Auditors' Reports,
4. The reading, discussion and ratification of the financial statements; the discussion, and acceptance or refusal of Board of Directors' proposal regarding the dividend distribution,
5- The voting as to increase the ceiling of the authorized capital to YTL 7,000,000,000 upon the approval of the Capital Markets Board and other related agencies and, in this regard, the amendment of Article 7 of the Bank's Articles of Association, and the addition of the "Provisional Article 2" to the Bank's Articles of Association,
6. Release of the members of the Board of Directors and Auditors,
7. Voting of the appointment of the Board members during the year in order to replace the vacancies,
8. The determination of the Board Members' and Auditors' remuneration,
9. Information to the shareholders regarding the Bank's charitable donations during the year,
10. Approval of the selected External Audit Company in accordance with the Capital Markets Board's related regulation,
11. Authorization of Board Members to do business with the Bank in accordance with Articles 334 and 335 of the Turkish Commercial Code provided that the provisions of Banks' Act are complied with.

Yours sincerely,

Aslı SU	Funda GÜNGÖR
Vice President	Senior Vice President
Corporate Strategy, Business Development	Corporate Strategy, Business Development
& Investor Relations	& Investor Relations